Exhibit 99.1

Sun Life announces virtual Annual Meetings of shareholders and voting policyholders and availability of 2020 Annual Report, 2021 Management Information Circular and 2021 Information for Voting Policyholders' Booklet

Sun Life also announces the nomination of new directors for election

TORONTO, March 25, 2021 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") today announced that its Annual Meeting of shareholders and the Annual Meeting of voting policyholders of Sun Life Assurance Company of Canada scheduled for Wednesday, May 5, 2021 will be held in a virtual-only format. The Company also announced that its 2020 Annual Report and its Notice of Annual Meeting and Management Information Circular are now available.

Virtual Annual Meetings of Shareholders and Voting Policyholders
At Sun Life, we're in the business of helping our Clients achieve lifetime financial security and live healthier lives. The health and well-being of our employees, Clients, shareholders, policyholders and communities is our top priority. Sun Life is doing its part to help contain the spread of the COVID-19 virus by holding its annual meetings in a virtual-only format again this year.

Shareholders and voting policyholders will have the opportunity to attend the meeting online in real time regardless of their location, submit questions and vote on a number of important matters. Shareholders, voting policyholders, investors or members of the public will not be able to attend the meeting in person.

Sun Life's virtual Annual Meeting will be held Wednesday, May 5, 2021 at 5 p.m. (Toronto time) by live webcast at https://web.lumiagm.com/447957232 using the password "sunlife2021" (case sensitive). For detailed instructions on how to join the webcast and vote at the virtual meeting, shareholders should refer to the 2021 Management Information Circular and voting policyholders should refer to the Information for Voting Policyholders' Booklet and their proxy form or voting instruction form.

Shareholders and voting policyholders are encouraged to vote in advance by one of the methods described in the 2021 Management Information Circular or Information for Voting Policyholders' Booklet, as applicable. Registered shareholders are asked to return their completed proxies or exercise their vote by the voting deadline on Monday, May 3, 2021 at 5 p.m. (Toronto time). Voting policyholders are asked to return their proxies no later than 5 p.m. (Toronto time) on Wednesday, April 28, 2021.

If you have any questions, please call our transfer agent, AST Trust Company (Canada) at the following numbers:

Canada and the United States:	1-877-224-1760

United Kingdom, Republic of Ireland, Channel Islands and Isle of Man:	+ 44 (0) 345-602-1587

Philippines:	632-5318-8567 (Metro Manila) 1-800-1-888-2422 (Provinces)

Hong Kong:	852-2862-8555

Other countries:	416-682-3865

Election of new Directors

The Management Information Circular includes the nominations of Deepak Chopra and David H. Y. Ho for election at the Annual Meeting to join the Company's Board of Directors.

Mr. Chopra is a corporate director and previously served as the President and Chief Executive Officer of Canada Post Corporation. He has more than 30 years of global experience in the financial services, technology, logistics and supply-chain industries. He currently sits on the boards of The Descartes Systems Group Inc., Celestica Inc., and The North West Company Inc. He is a Fellow of the Institute of Chartered Professional Accountants of Canada and holds a Bachelor's degree in Commerce (Honours) and a Post Graduate Diploma in Business Management (PGDBM).

Mr. Ho is Chairman and Founder of Kiina Investment Limited, a venture capital firm that invests in start-up companies in the technology, media and telecommunications industries. He currently sits on the boards of Qorvo, Inc., Air Products & Chemicals, Inc., China COSCO Shipping Corporation, and DBS Bank (Hong Kong) Limited, a subsidiary of DBS Group Holdings. He holds a Bachelor of Applied Science (Honours Systems Design Engineering) and a Master of Applied Science in Management Sciences.

At the conclusion of the Annual Meeting, Sara Grootwassink Lewis and Hugh D. Segal will retire from the Board of Directors.

Meeting Materials
The meeting materials for Sun Life Financial Inc. have been filed with the Canadian securities regulators and the United States Securities and Exchange Commission. Distribution to shareholders began today and materials can also be accessed electronically on:
SEDAR at https://www.sedar.com
EDGAR at https://www.sec.gov/edgar.shtml
Our transfer agent's website at https://www.meetingdocuments.com/astca/slf
Our website at www.sunlife.com/2021agm and www.sunlife.com/AnnualReport.

Shareholders may obtain printed copies of the audited annual financial statements free of charge by contacting the Company through its website.

The 2020 Annual Report includes the Company's management's discussion and analysis, consolidated financial statements, earnings by business group and other Company information.

The meeting materials for Sun Life Assurance Company of Canada can be accessed electronically on:
Our transfer agent's website at https://www.meetingdocuments.com/astca/sla
Our website at www.sunlife.com/2021agm and www.sunlife.com/AnnualReport.

2020 Sustainability Report
The Company's 2020 Sustainability Report and Public Accountability Statement were also released today and can be accessed at www.sunlife.com/Sustainability.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2020, Sun Life had total assets under management of C$1,247 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Leigh Chalmers
Manager	Senior Vice-President, Head of Investor
Corporate Communications	Relations & Capital Management
T. 416-988-0542	T. 647-256-8201
Irene.Poon@sunlife.com	investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 16:06e 25-MAR-21